                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-12001



    401(k) Savings Account Plan for Employees of the Washington Plate Plant
    -----------------------------------------------------------------------
                                (Title of Plan)



                      ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)



            1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and of principal executive office of Issuer)

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

401(k) Savings Account Plan for Employees of the Washington Plate Plant Years ended December 31, 2002 and 2001 with Report of Independent Auditors

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2002 and 2001


                                    CONTENTS

Report of Independent Auditors..................................................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits.................................................  2
Statements of Changes in Net Assets Available for Benefits......................................  3
Notes to Financial Statements...................................................................  4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).................................  12

EXHIBITS

  23          Consent of Independent Auditors

  99          Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                         Report of Independent Auditors

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Account Plan for Employees of the Washington Plate Plant as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Pittsburgh Pennsylvania
June 11, 2003

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                 Statements of Net Assets Available for Benefits

                                                                                        DECEMBER 31
                                                                                 2002                2001
                                                                             -------------------------------

Investments:
   Interest in Allegheny Technologies Incorporated Savings Plan Trust        $ 1,588,888         $ 1,360,089
   Interest in common collective trusts                                          489,589             462,073
   Interest in registered investment companies                                   396,583             487,164
   Participant loans                                                              49,927              27,110
   Corporate common stocks                                                        33,617              98,723
                                                                             -------------------------------
Total investments                                                              2,558,604           2,435,159

Other payables, net                                                               (3,986)               --
                                                                             -------------------------------
Net assets available for benefits                                            $ 2,554,618         $ 2,435,159
                                                                             ===============================


See accompanying notes

                    401(k) Savings Account Plan for Employees

                          of the Washington Plate Plant

           Statements of Changes in Net Assets Available for Benefits


                                                                   YEAR ENDED DECEMBER 31

                                                                  2002                2001
                                                              -------------------------------


Contributions:
   Employer                                                   $   265,160         $   174,189
   Employee                                                       330,037             367,312
                                                              -------------------------------
 Total contributions                                              595,197             541,501
Investment income (loss):
   Net loss from interest in Allegheny Technologies
    Incorporated Savings Plan Trust                              (202,687)           (142,973)
   Net loss from interest in registered investment
     companies                                                    (97,004)            (42,462)
   Net loss from interest in common collective trusts             (64,021)            (29,623)
   Dividend income                                                  3,060               2,997
   Interest income                                                  2,938               1,268
   Net realized/unrealized gain (loss) on corporate
     common stocks                                                (47,180)              9,090
                                                              -------------------------------
Total investment loss                                            (404,894)           (201,703)
                                                              -------------------------------
                                                                  190,303             339,798

Distributions to participants                                     (70,844)            (63,710)
                                                              -------------------------------

Net increase in assets available for benefits                     119,459             276,088
Net assets available for benefits at beginning of year          2,435,159           2,159,071
                                                              -------------------------------
Net assets available for benefits at end of year              $ 2,554,618         $ 2,435,159
                                                              ===============================


See accompanying notes.

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                          Notes to Financial Statements


1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

     Bank and insurance contracts with varying contract rates and maturity dates are stated at contract value.

     Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

     All other funds are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The 401(k) Savings Account Plan for Employees of the Washington Plate Plant (the
Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to encourage thrift and to assist union employees of the Allegheny Ludlum Corporation (the Company) of the Washington Plate facility in accumulating a fund to supplement retirement income by allowing eligible employees to make tax-deferred contributions to the Plan. Allegheny Ludlum Corporation is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employee's annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employee's discretion. The Company contributes $0.50 for each hour worked per eligible union employee. Unless otherwise specified by the participant, all contributions are made to the Fixed Income Fund. Such contributions are made only from current income or accumulated earnings of the Plan Sponsor.

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Effective November 29, 1999, Allegheny Teledyne Incorporated's name was changed to Allegheny Technologies Incorporated. Also, the Aerospace and Electronics and Consumer segments of Allegheny Teledyne were spun off into two new freestanding public companies--Teledyne Technologies Incorporated and Water Pik Technologies, Inc. Stockholders of Allegheny Teledyne became stockholders of Teledyne Technologies Incorporated and Water Pik Technologies, Inc., thus creating two new master trusts. Participants continued to hold interests in the two new companies until December 31, 2002, at which time these two holdings were terminated and the assets were transferred to one of the other plan investment options.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description and related contracts. These documents are available from the Plan Sponsor.

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                    Notes to Financial Statements (continued)


3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                               DECEMBER 31
                                                          2002             2001
                                                        -------------------------

   Fixed Income Fund                                    $846,606         $425,404
   Allegheny Technologies Disciplined Stock Fund         416,649          516,281
   Dreyfus Lifestyle Growth and Income Fund              353,451          303,884
   Alliance Equity Fund                                  325,633          418,404
   Dreyfus Emerging Leaders Fund                         270,985          377,069
   Dreyfus Lifestyle Growth Fund                          91,976*         125,988

   *Presented for comparative purposes

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts: the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust were as follows:

                                                              2002         2001
                                                             ------------------

     Alliance Equity Master Trust                            1.23%        1.05%
     Allegheny Technologies Disciplined Stock Fund
        Master Trust                                         0.76         0.67
     Fixed Income Master Trust                               0.47         0.26

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2002 and 2001 was as follows:

                                                             2002                2001
                                                        --------------------------------
   Guaranteed investment contracts:
      Business Mens Assurance Company of America        $       --          $  1,246,890
      Canada Life                                          2,757,412           2,743,536
      Combined Life Insurance Company                           --             3,097,946
      GE Life and Annuity                                 10,420,327          11,812,375
      Hartford Life Insurance Company                     10,460,185          10,025,160
      John Hancock Life Insurance Company                  9,854,982          14,218,029
      Monumental Life Insurance Company                    2,363,422           3,331,280
      New York Life Insurance Company                      7,808,955           7,729,985
      Ohio National Life                                   5,976,900           7,936,620
      Pacific Mutual Life Insurance Company                6,074,436           6,036,924
      Principal Life                                       1,134,634           3,000,000
      Protective Life Insurance Company                    1,006,463           1,002,333
      Pruco Pace Credit Enhanced                           8,689,223           9,950,359
      Safeco Life Insurance                                1,973,290           3,000,505
      Security Life of Denver                              6,465,137           6,181,488
      Sun America, Inc.                                    2,988,024           2,992,868
      United of Omaha                                      7,226,335           7,188,790
                                                        --------------------------------
                                                          85,199,725         101,495,088

   Synthetic guaranteed investment contracts:
      Caisse des Depots et Consignations                   4,953,210           7,800,826
      CIT Equipment                                          996,925             992,755
      Common Wealth Edison                                 2,999,980           1,976,061
      Commit to purchase FNMA 02-74 LC                     3,071,979                --
      Conn RRB Spec Trust                                  2,948,436           2,987,164
      Detroit Edison                                       2,027,941           2,018,460
      FHLMC                                                5,977,227           2,466,660
      Illinois Power Sp Trust                              1,971,078           1,957,161
      MBNA Master CC Trust                                 1,993,490           1,983,492
      MDA Monumental BGI Wrap                             41,868,727                --
      Peco Energy Company                                  1,970,899           1,982,788
      Peoples Security Life Insurance Company              2,491,608           6,602,162
      Public Service                                       2,036,624           1,998,629
      Transamerica Occidental                              6,568,303           9,559,425
      Union Bank of Switzerland                              174,682           2,737,675
      Westdeutsche Landesbank Girozentrale                 3,556,463           9,387,186
                                                        --------------------------------
                                                          85,607,572          54,450,444

   Interest in common/collective trusts                    7,972,257           7,680,629
   Receivables                                                  --               381,024
   Interest-bearing cash                                     212,167                --
   Other                                                   1,817,668           1,635,070
                                                        --------------------------------
   Total net assets                                     $180,809,389        $165,642,255
                                                        ================================

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs) and collateralized mortgage obligations
(CMOs) with fair values of $88,750,762 and $55,854,607 at December 31, 2002 and 2001, respectively. The contract value minus the market value of the wrapper contracts at December 31, 2002 and 2001 is $(2,667,261) and $(1,397,030),
respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2002 and 2001, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.27% to 8.05% and 3.49% to 8.05%, respectively.

For the years ended December 31, 2002 and 2001, the average annual yield for the investment contracts in the Fund was 5.74% and 6.25%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2002 and 2001.

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2002 and 2001 was as follows:

                                                              2002                2001
                                                         ---------------------------------

   Investment in registered investment companies:
      Alliance Equity Fund S.A. #4                       $ 26,603,639         $ 40,024,274
   Operating payables                                         (49,895)             (64,365)
                                                         ---------------------------------
   Total net assets                                      $ 26,553,744         $ 39,959,909
                                                         =================================

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2002 and 2001 was as follows:

                                                              2002                2001
                                                         ---------------------------------

   Corporate common stocks                               $ 53,256,475         $ 76,016,770
   Interest in common collective trusts                     1,630,752            1,410,015
   Receivables                                                 67,848              103,913
   Payables                                                   (25,733)                --
                                                         ------------         ------------
   Total net assets                                      $ 54,929,342         $ 77,530,698
                                                         ============         ============

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:

                                                                                                 ALLEGHENY TECHNOLOGIES
                                                                                                 DISCIPLINED STOCK FUND
                                FIXED INCOME MASTER TRUST      ALLIANCE EQUITY MASTER TRUST           MASTER TRUST
                             --------------------------------- ------------------------------ ------------------------------
                                                                 YEAR ENDED DECEMBER 31
                             -----------------------------------------------------------------------------------------------
                                  2002             2001            2002            2001            2002            2001
                             ---------------- ---------------- -------------- --------------- ---------------- -------------

Investment income (loss):
   Interest income           $  9,786,577     $  9,147,492     $         --     $         --     $         --     $         --
   Net realized/unrealized
     gain (loss) on
     corporate common
     stocks                         1,528               --               --               --      (17,406,255)     (12,375,289)
   Dividends                           --               --               --               --          948,623          941,613
   Net gain (loss),
     registered invest-
     ment companies                    --           32,606      (10,652,634)      (9,248,179)              --               --
   Net gain, common
     collective trusts            172,081          401,062               --               --           13,761           53,202
Other income                       69,815               --               --               --               --               --
Administrative expenses          (236,944)        (208,589)        (118,618)        (170,195)        (424,085)        (520,128)
Transfers                       5,374,077       11,804,280       (2,634,913)      (1,786,437)      (5,733,400)      (1,810,556)
                             --------------------------------------------------------------------------------------------------
Net increase (decrease)        15,167,134       21,176,851      (13,406,165)     (11,204,811)     (22,601,356)     (13,711,158)
Total net assets at
  beginning of year           165,642,255      144,465,404       39,959,909       51,164,720       77,530,698       91,241,856
                             --------------------------------------------------------------------------------------------------
Total net assets at
  end of year                $180,809,389     $165,642,255     $ 26,553,744     $ 39,959,909     $ 54,929,342     $ 77,530,698
                             ==================================================================================================


Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net loss from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statements of changes in net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                    Notes to Financial Statements (continued)


5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the Trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                    401(k) Savings Account Plan for Employees
                          of the Washington Plate Plant

                        EIN: 25-1792394 Plan Number: 020

                    Schedule H, Line 4(i) Schedule of Assets
                              (Held at End of Year)

                                DECEMBER 31, 2002


                              DESCRIPTION                                   UNITS/SHARES          CURRENT VALUE
---------------------------------------------------------------------------------------------------------------------

Common Collective Trusts
Dreyfus Lifestyle Growth and Income Fund*                                      24,531.225      $         353,451
Dreyfus Lifestyle Growth Fund*                                                  6,843.271                 91,976
Dreyfus Short-Term Investment Fund*                                             4,090.170                  4,090
Dreyfus Lifestyle Income Fund*                                                  2,654.460                 40,072
                                                                                               -----------------
Total common collective trusts                                                                 $         489,589
                                                                                               =================

Registered Investment Companies
Dreyfus Emerging Leaders Fund*                                                  9,761.698              $ 270,985
Dreyfus International Value Fund*                                               4,166.579                 50,166
Dreyfus Bond Market Index*                                                      5,503.941                 57,736
MAS Midcap Growth Fund                                                            919.866                 11,112
Jennison Growth Fund                                                              654.528                  6,584
                                                                                               -----------------
Total registered investment companies                                                          $         396,583
                                                                                               =================

Participant loans* (5.25% to 10.50% with maturities through 2007)
                                                                                               $          49,927
                                                                                               =================

Corporate Common Stocks

Allegheny Technologies Incorporated*                                           5,396.000       $          33,617
                                                                                               =================


*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              ALLEGHENY TECHNOLOGIES INCORPORATED
                              401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES OF THE WASHINGTON PLATE PLANT

                              By: /s/ Richard J. Harshman
                                  ------------------------------------
Date: June 27, 2003                   Richard J. Harshman
                                      Senior Vice President-Finance and
                                      Chief Financial Officer
                                      (Principal Financial Officer and Duly
                                      Authorized Officer)